Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

ESSA Pharma Inc. (“ESSA” or the “Company”)
Suite 720, 999 West Broadway
Vancouver, British Columbia, Canada V5Z 1K5

Item 2:	Date of Material Change

January 7, 2016.

Item 3:	News Release

A news release announcing the material change was issued on January 7, 2016 through Canada NewsWire and a copy was filed on SEDAR on January 7, 2016.

Item 4:	Summary of Material Change

ESSA announced that Dr. David Parkinson had been appointed as the company’s President and Chief Executive Officer effective immediately, replacing Mr. Bob Rieder who had announced his departure from the company and resignation from the Board of Directors.
Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

ESSA announced that Dr. David Parkinson had been appointed as the company’s President and Chief Executive Officer effective immediately, replacing Mr. Bob Rieder who had announced his departure from the company and resignation from the Board of Directors. Prior to January 7, 2016, Dr. Parkinson had been serving as a Director of the Company and he will continue acting in that capacity.
David Parkinson has significant experience in the development of novel approaches to cancer therapy. He has served as Vice President, Global Clinical Oncology for Novartis, and as Vice President, Oncology Development at Amgen. During his tenures at Amgen and Novartis, Dr. Parkinson was responsible for clinical development activities leading to a series of successful global drug registrations for important cancer therapeutics, including Gleevec, Femara, Zometa, Kepivance, and Vectibix. In addition, Dr. Parkinson has also served as the Sr. Vice President, Oncology Research and Development at Biogen Idec and as the CEO of the diagnostics company Nodality. Most recently he has been serving as a venture partner at New Enterprise Associates, Inc. (NEA).

Prior to joining the industry, Dr. Parkinson worked at the National Cancer Institute from 1990 to 1997, serving as Chief of the Investigational Drug Branch, then as Acting Associate Director of the Cancer Therapy Evaluation Program. He is a past Chairman of the Food & Drug Administration (FDA) Biologics Advisory Committee, a past member of the FDA’s Science Board, and is a recipient of numerous awards including the FDA's Cody Medal.
5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact David Wood, CFO of the Company at 778-331-0962.

Item 9:	Date of Report

January 11, 2016.